
June 14, 2023

Liang Shi
Chief Executive Officer
Blue World Acquisition Corp
244 Fifth Avenue, Suite B-88
New York, NY 10001

> **Re: Blue World Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2023**
> **File No. 001-41256**

Dear Liang Shi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Real Estate & Construction

cc: Er (Arila) Zhou, Esq.